UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of JULY, 2007.

                        Commission File Number: 0-30920


                             CENTRASIA MINING CORP.
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           CENTRASIA MINING CORP.
                                           -------------------------------------

Date: July 24, 2007                        /s/ Douglas Turnbull
     ------------------------------        -------------------------------------
                                           Douglas Turnbull,
                                           President & CEO



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CENTRASIA MINING CORP.
Suite 300, 1055 West Hastings Street, Vancouver, BC  V6E 2E9
Telephone: (604) 688-4110  /  Fax:  (604) 688-4169
Website  www.centrasiamining.com

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July 24, 2007                                  TRADING SYMBOLS:     TSXV - CTM
                                                                   OTCBB - CTMHF
                                                               FRANKFURT - C8M


            CENTRASIA ACQUIRES SOUKER NICKEL-COPPER SULPHIDE DEPOSIT
             IN RUSSIA, COMPLETES FINANCING, COMMENCES DRILLING AND
                             APPOINTS NEW DIRECTOR

VANCOUVER, B.C., - Centrasia Mining Corp. ("Centrasia" or the "Company") is pleased to announce that, further to its news releases dated May 14th and June 25th, it has acquired a 100% interest in three nickel-copper sulphide properties in Russia, including the Souker Property, an advanced stage nickel-copper deposit, through the acquisition of a Cyprus-registered company which owns a Russian-registered company which owns the properties (the "Acquisition"). The Acquisition has been finalized subject only to the completion of an administrative filing in Cyprus which will occur in the normal course. Centrasia has made an initial cash payment of US$6,000,000 and issued 12,500,000 shares of Centrasia to the vendor, Stargate Solutions Limited. Additional cash payments of US$5,000,000 in July, 2008 and US$1,500,000 in July, 2009 are also payable. A finders/success fee has been paid to DBM Capital Partners Ltd. ("DBM"), including 625,000 shares. All of the shares issued for the Acquisition and to DBM are subject to an escrow agreement pursuant to which the shares will be released from escrow in the normal course over a period of eighteen months. In addition, 82,615 shares have been issued to Prussian Capital Corp., a company controlled by Cary Pinkowski, a director of Centrasia, as a bonus for providing a loan of US$500,000 (the "Loan") to the Russian target company on May 31, 2007. All securities issued are subject to resale restrictions expiring on November 17, 2007.

Release from Escrow of Financing Funds and Conversion of Financing Securities
-----------------------------------------------------------------------------
Further to Centrasia's news release of July 10, 2007, Centrasia also announces that the gross proceeds of $12,600,000 received from the sale of 10,500,000 subscription receipts (the "Subscription Receipts") at a price of $1.20 per Subscription Receipt have been released from escrow by Computershare Trust Company of Canada ("Computershare"), acting as subscription receipt agent. Computershare has issued 10,500,000 common shares (the "Shares") of Centrasia and 5,250,000 transferable share purchase warrants (the "Warrants") upon


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                                      -2-




conversion of the Subscription Receipts. The Warrants have been issued pursuant to a warrant indenture dated July 10, 2007 between Centrasia and Computershare. Each Warrant will entitle the holder to purchase one common share at a price of $1.70 until July 10, 2010.

The Subscription Receipts were sold on a private placement basis by a syndicate led by Canaccord Capital Corporation ("Canaccord") and including Salman Partners Inc. (collectively, the "Agents"). The Agents were paid a commission equal to 7.5% of the proceeds received from the sale of the Subscription Receipts, and were issued a subscription receipt that has now been converted automatically into 840,000 agent's warrants (the "Agent's Warrants"). In addition, Canaccord received a corporate finance fee of a subscription receipt that has now been converted automatically into 100,000 units. The Shares, the Warrants, the Agent's Warrants, the Corporate Finance Units are subject to resale restrictions expiring on November 11, 2007.

With the completion of the Acquisition and the Financing, Centrasia now has 50,245,245 shares issued and outstanding.

The Souker Property
-------------------
For more information on the Acquisition and the Souker Property, please see Centrasia's Filing Statement dated July 12, 2007 and the Technical Report of SRK Engineering, both of which are filed on www.sedar.com.

During the week of July 16-20, Centrasia's senior management and exploration staff visited its the Souker Property, met with key government officials of the Murmansk region and the exploration staff and consulting groups that manage the current drill program at the Souker Property. The current exploration staff will continue to be involved with the development of the Souker Property under the direction of Centrasia. Douglas Turnbull the Company's President and C.E.O. states "It is always a good feeling to stand on your property and be able to see the headframes of the adjacent historic nickel producers, a paved highway, a power line and an operating nickel smelter 12 kilometres to the east in Nickel. We are also very pleased with the progress being made by the current exploration staff that has managed the drilling to date at Souker. They have done an excellent job and we are very happy that they have agreed stay on as a key part of our Murmansk region exploration team."

The Loan was used to initiate the 2007 drill program on the Souker Property in early June 2007. The proposed drill program outlines 3,000 metres of drilling to improve drill spacing on the Souker Property deposit in order to upgrade the currently defined Soviet classified C2 historical resource to the Soviet C1 category (see May 14, 2007 press release). To date in 2007, a total of 2,600 metres of drilling has been completed in 22 holes and drilling is still in progress.

The scope and size of the current drill program will be expanded and procedures implemented so that all future drilling, sampling and analytical procedures on the Souker Property will be adapted to meet NI43-101 standards, which will be necessary to convert the historic Soviet estimate to a NI43-101 compliant resource estimate by the end of 2007. Arrangements are being made to mobilize a second drill rig to the Souker Property in August and Centrasia anticipates that in addition to the 2600 metres that has been completed since June, a minimum of 6,000 additional metres of drilling will be completed by late 2007.

Douglas Turnbull the Company's President and C.E.O. states "This is a great accomplishment and opportunity for Centrasia. The completion of this Acquisition has been the result of many months of hard work by Centrasia's staff and consultants, the vendor and their agents, AGA Management. We now have three excellent projects in the Murmansk region, one of the most important nickel and PGM producing districts in Russia. Norilsk has long recognized the vast mineral potential of this area, but now foreign mining and exploration companies including Barrick Gold Corporation, Eurasia Mining PLC and Consolidated Puma Minerals Corp. are investing heavily into the exploration and development of their own projects in the region. We are very encouraged by Barrick's announced investment of $30 million (including approximately 60,000 metres of drilling) to

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                                      -3-


complete a feasibility study of its 50% owned Fedorova PGM Deposit in the Murmansk region. The Fedorova Project is a large near surface PGM deposit in close proximity to our recently acquired Tsaga Project, approximately 80 kilometres from our exploration office in Apatity."

Centrasia's exploration programs are carried out under the supervision of William Tafuri, P.Geol., Centrasia's Vice President of Exploration and a "Qualified Person" for the purposes of NI 43-101. Mr. Tafuri has compiled and reviewed the technical information presented in this news release.

Appointment of New Director
---------------------------
In conjunction with the Acquisition, Mr. Grigory Aleksenko has been appointed as a director of Centrasia subject to regulatory approval. Mr. Aleksenko is the managing partner and co-founder of AGA Management Ltd. AGA Management Ltd. is a leading, Moscow based consulting company specializing in Russian financial and M&A markets (see www.agamanagement.com) and played an instrumental role in the Acquisition as agent for the vendor. He has more than nine years of professional experience in M&A, strategic consulting and restructuring projects for international corporations with Bain & Company (Moscow-Johannesburg-Sydney) and two years as a manager with the investment banking division of Renaissance Capital. Mr. Aleksenko graduated from Moscow State University and has an MBA from the International School of Business, INSEAD. Subject to regulatory and shareholder approval, Mr. Aleksenko has been granted an option to purchase up to 500,000 shares of Centrasia at $1.20 for a period of five years.

The securities issued in the Financing have not been or will they be registered under the United States Securities Act of 1933, as amended, and may not be offered of sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements. This release does not constitute an offer for sale of securities in the United States.

Centrasia is listed for trading on the TSX Venture under the symbol "CTM", on the OTCCBB under the symbol "CTMHF" and on the Frankfurt Exchange under the symbol "C8M". To find out more about Centrasia Mining Corp., please visit Centrasia's website at www.centrasiamining.com.

On behalf of the Board of Directors of

CENTRASIA MINING CORP.

/s/ DOUGLAS TURNBULL
_______________________
Douglas Turnbull
President & C.E.O.

        The TSX Venture Exchange does not accept responsibility for the adequacy or the accuracy of this release.

FORWARD LOOKING STATEMENTS. This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.

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